UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14f-1
                  Under the Securities Exchange Act of 1934



                              FI-TEK VII, INC.
         ---------------------------------------------------

                       (Exact name of registrant as
                   specified in its corporate charter)


                                   0-27471
                 -------------------------------------------
                         Commission File No.


      Delaware                                       84-1148206
------------------------                             ----------

(State of Incorporation)      (IRS Employer Identification No.)



                               300 High Street
                           Denver, Colorado 80218
                  ---------------------------------------
                  Address of principal executive offices)



                                (303) 778-7443
         ---------------------------------------------------
         Registrant's telephone number, including area code)


                                 June 7, 2005



                               FI-TEK VII, INC.
                                Schedule 14f-1

INTRODUCTION

	This Information Statement is being furnished to you and the other shareholders of Fi-Tek VII, Inc. ("we" or the "Company") pursuant to
Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with a proposed change in our Board of Directors. This change may result from the proposed merger (the
"Merger") between a wholly-owned subsidiary of the Company and a certain privately held company called Ronco Marketing Corporation ("RMC"). If the Merger is completed, our Board of Directors will be replaced with individuals designated by RMC. None of our shareholders will have the opportunity to vote on the Merger. We are providing this Information Statement to you in order to keep you informed.

THE MERGER

On May 20, 2005, Fi-Tek VII, Inc. (the "Company"), Frank L. Kramer, Ronald J. Miller, Ronco Acquisition Corporation, a wholly-owned subsidiary of the Company, and Ronco Marketing Corporation ("RMC"), a private Delaware corporation, entered into an Agreement and Plan of Merger (the "Agreement") pursuant to which the Company will acquire RMC through the issuance of shares of the Company's common stock. The Company shall effectuate the acquisition by merging RMC with its wholly-owned and newly formed subsidiary Ronco Acquisition Corporation. RMC shall be the surviving corporation and will become a wholly-owned subsidiary of the Company after the effective date of the Merger. RMC has entered into an asset purchase agreement with various parties pursuant to which it will acquire assets for the manufacturing, distributing, and marketing of various consumer products for the kitchen and home. Consummation of the purchase of the assets by RMC is contingent upon RMC having the Funding, as defined below.

Pursuant to the Agreement, (i) each share of common stock of the Company issued and outstanding immediately prior to the effective date of the Merger shall remain issued and outstanding from and after the effective date; (ii) each share of Ronco Acquisition Corporation's common stock issued and outstanding immediately prior to the effective date shall cease to be outstanding and shall be converted into one share of common stock of RMC, and (iii) each share of RMC's common stock issued and outstanding immediately prior to the effective date shall cease to be outstanding and shall be converted into and exchanged for the right to receive 1.6452794 shares of common stock of the Company.

The Agreement shall terminate under its terms on July 31, 2005 if the closing has not occurred by that date. The consummation of the Merger is subject to certain terms and conditions customary for transactions of this type. Prior to the closing, the Agreement requires, among other things, that the Company change its name to Ronco Corporation, or such similar name as is available in the State of Delaware ("Ronco Corporation"), and effectuate a 1 for 89 reverse split of its common stock (the "Reverse Stock Split") and that a minimum of $50,000,000 be held in an escrow account to fund the consummation of the purchase of assets by RMC (the "Funding"). On the closing of the Funding, the current shareholders holding 42,507,500 shares of pre-reverse split FTK common stock or 477,000 shares post-reverse split common stock will own 3.28% of Ronco Corporation, RMC's current shareholders will own 799,999 shares post-reverse split common stock or 5.50% of Ronco Corporation and new shareholders will own 13,262,600 shares of post-reverse split common stock or 91.22% of Ronco Corporation. A condition subsequent to the closing of the Merger is the closing on the Funding and the asset purchase within 30 days.

As a condition to closing the Merger, we have agreed to effectuate, on or before the closing date of the Merger (the "Closing Date), the Reverse Stock Split of our outstanding Common Stock. Accordingly, the shares issued in connection with the Merger will not be issued until
after the the Effective Date of the Reverse Stock Split.   Ownership of
the shares to be issued in the Merger are being disclosed on a pre-split basis for comparative purposes only.

As of June 1, 2005, we had 42,507,500 shares of common stock outstanding. After taking into account the Reverse Stock Split, such 42,507,500 outstanding shares shall be reduced to approximately 477,000 shares on the Closing Date. To effectuate the Merger, we have agreed to issue to the shareholders of RMC (the "RMC Equity Owners") an aggregate of 71,199,911 shares of our common stock (equal to 799,999 post-Reverse Stock Split shares) (the "Merger Shares"). On the Closing Date, our officers and directors, Mr. Frank Kramer and Mr. Ronald Miller (the "Outgoing Directors"), will resign and be replaced by new directors as designated in the Agreement (the "Incoming Directors"). We disclosed the general terms of the Agreement in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on May 26, 2005.

	On the Closing Date, anticipated to occur no later than July 31, 2005, the two Incoming Directors shall be appointed under the conditions to closing of the Agreement to replace the Outgoing Directors of the Company. The change in directors will be effective on or before the Closing Date of the Merger, but no earlier than ten (10) days after the date on which this Information Statement is filed with the Commission and mailed to all holders of record of our common stock. There is no assurance that the closing of the Merger will occur, as the closing of the Merger is contingent upon the satisfaction of several other conditions in the Agreement, including RMC's ability to fund its proposed asset purchase, continuing due diligence and the execution and receipt of necessary closing documents. You can obtain information about the closing of the Merger in the future by viewing documents filed by us with the Commission at its web site at www.sec.gov.

VOTING SECURITIES

	As of June 1, 2005, we had 42,507,500 shares of common stock outstanding. After taking into account the 1 for 89 Reverse Stock Split, such 42,507,500 outstanding shares shall be reduced to approximately 477,000 shares on the Closing Date. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders. On the effective date of the Merger (the "Effective Date"), following the issuance of the Merger Shares but prior to the issuance of any shares to be issued in connection with RMC's asset purchase, there will be 113,707,411 shares (equal to approximately 1,276,999 post-Reverse Stock Split shares) of our common stock outstanding and zero shares of preferred stock outstanding. There are currently no shares of our preferred stock outstanding and we have no current plan to issue any preferred shares. The Company has no other securities, voting or nonvoting, outstanding. Additional shares of our common stock would be issued if RMC is able to close on its proposed post-Merger asset purchase, and such issuance would substantially reduce the post-Merger percentage ownership of our current stockholders and the RMC Equity Owners.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

	The following table sets forth certain information regarding the beneficial ownership(1) of our common stock, on a pre and post-Reverse Stock Split basis, as of the Effective Date and pro-forma for the effect of any issuance in connection with the proposed RMC asset purchase(2) by
(i) each of the Incoming Directors; (ii) each executive officer of the Company anticipated to be appointed on the Closing Date; (iii) each person who will be the beneficial owner of more than five percent of our common stock and (iv) all of the Incoming Directors and executive officers as a group. All share ownership listed in the table is direct, unless otherwise indicated.

                                         # of        # of     % on        Pro-
                                      Pre Split  Post Split Effective    Forma
Name and Address          Position      Shares      Shares     Date     Percent(2)
A. Emerson Martin, II (3) Director          0          0        0.0%       0.0%
Gregg Mockenhaupt (3)     Director          0          0        0.0%       0.0%
Coll International LLC (4)         15,822,242    177,778       13.9%       1.2%
Content Holding LLC (4)            15,822,242    177,778       13.9%       1.2%
Copper Beech Equity                15,822,242    177,778       13.9%       1.2%
      Partners LLC (4)
Paul Wallace (5)                   11,866,726    133,334       10.4%        *
Ronald Miller (6)(7)               11,250,000    126,405        9.9%        *
Frank Kramer (6)                   10,400,000    116,854        9.2%        *
All directors and executive
   officers as a group (2 persons)          0          0        0.0%      0.0%
-----------------------------------------------------
*    Less than 1%

(1) As used in this table, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship or otherwise has or shares (a) the power to vote, or direct the voting of, such security or (b) investment power which includes the power to dispose, or to direct the disposition of, such security. In addition, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days.
(2) Upon the closing of the proposed RMC asset purchase and the related funding activity, new shareholders would own 13,262,600 newly issued shares of our post-Reverse Stock Split common stock (equal to 1,180,371,400 shares on a pre-Reverse Stock Split basis) or 91.22% of the then outstanding common stock. The percentages in this column are therefore based on 14,539,599 shares of common stock (equal to 1,294,024,311 shares on a pre-Reverse Stock Split basis) being outstanding after the closing of the Merger and the proposed RMC asset purchase and related funding activity.
(3) Incoming Directors. Mr. Martin and Mr. Mockenhaupt have offices at 320 Park Avenue, New York, N.Y. 10022
(4) Coll International LLC, Content Holding LLC and Copper Beech Equity Partners LLC are all common stockholders of RMC and each will receive its shares of our common stock pursuant to the terms of the Agreement. Coll International LLC, Content Holding LLC and Copper Beech Equity Partners LLC have offices at 1330 Avenue of the Americas, New York,
     N.Y. 10019.
(5) Mr. Wallace is a common stockholder of RMC and will receive shares of our common stock pursuant to terms of the Agreement. Mr. Wallace has an office at 525 Harris Road, Bedford Hills, N.Y. 10507.
(6) Outgoing Directors and outgoing officers. Mr. Miller and Mr. Kramer have offices at 300 High Street, Denver, CO 80218.
(7) Includes 100,000 shares held in an individual retirement account for the benefit of Mr. Miller's spouse, in which shares Mr. Miller disclaims all beneficial interest.



CHANGE IN CONTROL

	As stated above, in connection with the Agreement, on the Effective Date we will issue an aggregate of 71,199,911 shares of our common stock (equal to 799,999 post-Reverse Stock Split shares) to the RMC Equity
Owners for 100% of the issued and outstanding common stock of RMC. On the Closing Date of the Merger, the RMC Equity Owners will therefore acquire 63% of our then outstanding common stock on a fully diluted basis through the terms of the Agreement. On the Closing Date of the Merger, the Outgoing Directors shall resign their positions as directors and officers of the Company. On the Closing Date, the two Incoming Directors will become all the members of the Board. As a result, the Company will have experienced a change in control.

	The Company knows of no other arrangement or events, the happening of which will result in a change in control.

LEGAL PROCEEDINGS

	No material legal proceedings, to which the Company is a party or to which the property of the Company is subject, is pending or is known by the Company to be contemplated. Also, the Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any Incoming Director, incoming executive officer, future beneficial owner or any affiliate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. See, "Directors and Executive Officers" below for a description of any legal proceedings involving the Incoming Directors and officers.

DIRECTORS AND EXECUTIVE OFFICERS

	As described above, in connection with the Agreement, the Outgoing Directors will resign as executive officers and directors of the Company as of the Closing Date. The following information relates to the Incoming Directors who will become directors upon the Closing Date, each of whom has agreed to serve if appointed:

Incoming Director                     Age        Position
A. Emerson Martin, II                 55         Director
Gregg Mockenhaupt                     35         Director

	Each of the Incoming Directors will serve a term of office that shall continue until the next annual meeting of shareholders and until his successor has been duly elected and qualified. Future officers of the Company will serve at the pleasure of the Board of Directors.

Business Experience

	The following information summarizes the business experience of the Incoming Directors for at least the last five years:

A. Emerson Martin, II: From 2004 to the present, Mr. Martin has been and will continue to be a Managing Director at Sanders Morris Harris, a full-service investment bank, based in Houston, Texas. Prior to joining Sanders Morris Harris, from 2003 to 2004, Mr. Martin was head of investment banking at Touchstone Group, a transnational financial services firm with operations in the U.S. and the Arabian Gulf. Previously, from 1997 to 2002, Mr. Martin was head of investment banking at Spencer Trask and, prior to 1997, a Senior Managing Director at Donaldson, Lufkin, & Jenrette and First Albany where he was involved with various public and private financings and mergers & acquisitions work. Mr. Martin started his corporate finance career at Smith Barney. Mr. Martin received a Bachelor of Arts degree from Union College and a Masters in Business Administration from Columbia University.

Gregg A. Mockenhaupt: From 2004 to the present, Mr. Mockenhaupt has been and will continue to be a Managing Director at Sanders Morris Harris, a full-service investment bank, based in Houston, Texas. Prior to joining Sanders Morris Harris, from March 1996 to April 2004, Mr. Mockenhaupt served as a Managing Director at Crest Advisors, LLC, a boutique investment banking firm, and as a Managing Director at Crest Communications Holdings LLC, a private investment firm managing approximately $160 million in capital focused on the communications industries. Previously, from June 1993 to March 1996, Mr. Mockenhaupt was a member of Smith Barney Inc.'s Advisory Group, where he was involved with a breadth of merger & acquisition transactions and financial restructurings. Mr. Mockenhaupt has served on the board of directors for several private and public companies and is currently a director of TeraBurst Networks, Inc., d/b/a QualCore Logic. Mr. Mockenhaupt received a Bachelor of Science in Economics from The Wharton School of Business at The University of Pennsylvania.

None of the Incoming Directors, executive officers, or control persons of the Company has, within the last five years: (i) had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations or similar misdemeanors); (iii) been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;
(iv) been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission (the "Commission") or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated. There are no family relationships among any directors and executive officers of the Company.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

	During our current fiscal year to the date of this filing, we have issued a total of 4,000,000 shares of our common stock (approximately 44,944 post-Reverse Stock Split shares) to the Outgoing Directors for $20,000, which was used as working capital to pay the administrative expenses of the Company, including the cost of preparing and filing Periodic Reports with the Commission. We also issued a total of 2,000,000 shares of our common stock (approximately 22,472 post-Reverse Stock Split shares) to consultants and professionals engaged by the Company for services, including legal services, rendered to the Company. The shares so issued were valued at $0.005 per share, based on the Board of Directors best estimate of the fair market value of our stock at the time that the Board of Directors agreed to enter into those transactions.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

	 Section 16(a) of the Exchange Act, generally requires the Company's directors and executive officers and persons who own more than 10% of a registered class of the Company's equity securities ("10% owners") to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Directors and executive officers and 10% owners are required by Securities and Exchange Commission regulation to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on review of copies of such reports furnished to us and verbal representations that no other reports were required to be filed during the most recent fiscal year, all Section 16(a) filing requirements applicable to its directors, executive officers and 10% owners were met, except that (i) Frank L. Kramer, President of the Company and a Director failed to timely file a Form 4 disclosing one transaction in March, 2005 and filed the Form 5 in April, 2005 and (ii) Ronald J. Miller, Secretary and Treasurer of the Company and a Director failed to timely file a Form 4 disclosing one transaction in March, 2005, which will be reported in an appropriate filing with the Securities and Exchange Commission.

BOARD COMMITTEES AND OTHER BOARD INFORMATION

	The Board of Directors of the Company does not presently have an audit, nominating or compensation committee. Instead, the Board itself performs such functions. However, after the Closing Date, the Board may establish one or more committees, in its discretion.

	During our current fiscal year to the date of this filing, the Board had no meetings but took action by unanimous consent on four separate occasions. The Company does not have any disagreements with the Outgoing Directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

	The following table summarizes the total compensation of our President and Secretary for the last three years. They were our only executive officers during that time.

Summary Compensation

                                                        Long Term Compensation
                                                                    Securities
                                            Annual Compensation     Underlying
                                                                         Stock
Name                        Period                      Salary         Options
Frank Kramer:            Year ended June 30, 2002      $ 0              -0-
President, Director      Year ended June 30, 2003      $ 0              -0-
                         Year ended June 30, 2004      $ 0              -0-

Ron Miller:               Year ended June 30, 2002     $ 0              -0-
Secretary, Director       Year ended June 30, 2003     $ 0              -0-
                          Year ended June 30, 2004     $ 0              -0-
_____________________

	No stock options were granted to the directors or executive officers during the last year. No options or other derivative securities are presently outstanding, and we presently have no option plan or other arrangement providing for the issuance of such securities.

	The Company does not pay compensation to members of its Board of Directors. A director may receive compensation, if at all, as an officer or employee for those duties exclusively. The Board may decide to compensate its members in the future, as it so decides in the best interest of the shareholders.


SIGNATURES

	In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         FI-TEK VII, INC.


                                     By: /s/ Frank Kramer
                                        Frank Kramer, President
                                        and Director